UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Wearable Devices Ltd.’s (the “Company”) press release issued on October 13, 2026, titled “Wearable Devices Brings Neural Input to Developers with AI-Powered Mudra Studio at Augmented Enterprise Summit 2026.”

The first four paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100, 333-295793 and 333-299231) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Wearable Devices Ltd., dated October 13, 2026, titled “Wearable Devices Brings Neural Input to Developers with AI-Powered Mudra Studio at Augmented Enterprise Summit 2026.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: October 13, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

3